UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2006

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	X	Form 40- F

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______]

Yes	No	X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______]

Yes	No	X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated November 1, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2006	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
EARNINGS RELEASE

TEEKAY REPORTS THIRD QUARTER RESULTS

Highlights
▪	Reported third quarter net income of $79.8 million, or $1.07 per share (including specific items which increased net income by $2.0 million, or $0.03 per share) (1)
▪	Generated $147.7 million in cash flow from vessel operations, up 39% from prior year
▪	Acquired 63.8% of Petrojarl ASA, a leading operator of harsh weather FPSO units
▪	Increased quarterly dividend by 14%, to $0.2375 per share
▪	Repurchased 229,500 shares for a total cost of $10.2 million since last reported on August 2, 2006

Nassau, The Bahamas, November 1, 2006 - Teekay Shipping Corporation (Teekay or the Company) (NYSE: TK) today reported net income of $79.8 million, or $1.07 per share, for the quarter ended September 30, 2006, compared to net income of $42.7 million, or $0.52 per share, for the quarter ended September 30, 2005. The results for the quarters ended September 30, 2006 and 2005 included a number of specific items that had the net effect of increasing net income by $2.0 million, or $0.03 per share, and $8.1 million, or $0.10 per share, respectively, as detailed in Appendix A to this release. Net voyage revenues(2) for the third quarter of 2006 were $344.3 million, compared to $317.8 million for the same period in 2005, and income from vessel operations increased to $105.0 million from $62.2 million.

Net income for the nine months ended September 30, 2006 was $201.9 million, or $2.68 per share, compared to $426.3 million, or $4.99 per share, for the same period last year. The results for the nine months ended September 30, 2006 included a number of specific items that had the net effect of decreasing net income by $44.8 million, or $0.59 per share, as detailed in Appendix A to this release. The results for the nine months ended September 30, 2005 included a number of specific items that had the net effect of increasing net income by $154.6 million, or $1.81 per share, also as detailed in Appendix A to this release. Net voyage revenues(2) for the nine months ended September 30, 2006 were $1.0 billion, compared to $1.12 billion for the same period in 2005, and income from vessel operations decreased to $316.7 million, including net gains on vessel sales of $6.1 million, from $463.6 million, which included $124.3 million in net gains on vessel sales.

Acquisition of Petrojarl ASA

On August 31, 2006, the Company announced that it had acquired, through its wholly owned subsidiary, TPO Investments AS, over 40% of Petrojarl ASA (Petrojarl), which is listed on the Oslo Stock Exchange (OSE: PETRO). Petrojarl is a leading operator of harsh weather Floating Production Storage and Offloading (FPSO) units, with four FPSO units owned and currently operating in the North Sea.

On September 18, 2006, Teekay launched a mandatory bid, in accordance with Norwegian law, for the remaining outstanding shares of Petrojarl at a price of Norwegian Kroner 70 per share. The mandatory bid expired on October 18, 2006, and as of November 1, 2006, Teekay owned approximately 63.8% of the outstanding shares of Petrojarl.

On September 28, 2006, Petrojarl announced that it had been awarded a contract by Petroleo Brasileiro S.A. (Petrobras) to supply an FPSO for the Siri project in Brazil. The contract will be assigned to, and performed by, Teekay Petrojarl Offshore, the joint venture between Teekay and Petrojarl. The contract is for a two-year firm period, with options for Petrobras to extend the contract by up to an additional year, and is scheduled to commence production during the first quarter of 2008.

(1)  Please read Appendix A to this release for information about specific items affecting net income.

(2)  Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Operating Results

The following table highlights certain financial information for Teekay’s three main segments: the fixed-rate tanker segment, the fixed-rate liquefied natural gas (LNG) segment, and the spot tanker segment (Please read the “Teekay Fleet” section of this release below and Appendix B for further details):

	Three Months Ended September 30, 2006				Three Months Ended September 30, 2005
	(unaudited)				(unaudited)
(in thousands of U.S. dollars)	Fixed-Rate Tanker Segment	Fixed-Rate LNG Segment	Spot Tanker Segment	Total	Fixed-Rate Tanker Segment	Fixed-Rate LNG Segment	Spot Tanker Segment	Total

Net voyage revenues	165,337	24,824	154,142	344,303	159,172	24,503	134,084	317,759

Vessel operating expenses	33,900	4,156	14,883	52,939	32,102	3,401	15,240	50,743
Time-charter hire expense	45,669	-	55,179	100,848	52,467	-	68,089	120,556
Depreciation & amortization	28,867	7,959	13,023	49,849	29,512	7,522	13,377	50,411

Cash flow from vessel operations*	70,309	17,190	60,247	147,746	59,633	17,705	28,667	106,005

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Fixed-Rate Tanker Segment

Cash flow from vessel operations from the Company’s fixed-rate tanker segment increased to $70.3 million in the third quarter of 2006, compared to $59.6 million in the third quarter of 2005, primarily due to higher utilization of the shuttle tanker fleet as a result of the completion of seasonal maintenance of offshore oil facilities earlier than in the prior year. In addition, the time charter rates on certain of the Company’s shuttle tankers increased as a result of recent contract renewals that were concluded at higher rates.

As previously announced, the Company was awarded 13-year fixed-rate charter contracts for two Suezmax shuttle tankers and one Aframax shuttle tanker by a subsidiary of Petrobras. During the third quarter, a 2003-built Suezmax shuttle tanker, previously operating in the Company’s North Sea shuttle tanker fleet, was delivered to Petrobras. Two conventional tankers, which have been purchased from third parties, are currently being converted to shuttle tankers and are scheduled to commence service under fixed-rate charters to Petrobras in February and April 2007.

Fixed-Rate LNG Segment

The Company’s cash flow from vessel operations from its existing four LNG carriers during the third quarter of 2006 was virtually unchanged at $17.2 million compared to $17.7 million for the third quarter of 2005.

The Company has ownership interests ranging from 40% to 70% in nine additional LNG newbuildings scheduled to deliver at various dates between the fourth quarter of 2006 and early 2009, all of which will commence service upon delivery under 20 or 25-year fixed-rate contracts with major energy companies.

Teekay has agreed to sell the following vessels to its 67.8% owned subsidiary, Teekay LNG Partners L.P. (Teekay LNG):

•
RasGas II - a 70% interest in three LNG newbuilding carriers. The first of these vessels was delivered on October 31, 2006, and the remaining two vessels are scheduled to deliver in the first quarter of 2007.

•	RasGas 3 - a 40% interest in four LNG newbuilding carriers scheduled to deliver during the first half of 2008.

•	Tangguh - a 70% interest in two LNG newbuilding carriers scheduled to deliver during late 2008 and early 2009.

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Spot Tanker Segment

Cash flow from vessel operations from the Company’s spot tanker segment increased to $60.2 million for third quarter of 2006 from $28.7 million for the third quarter of 2005, primarily due to an increase in spot tanker charter rates and newbuilding deliveries, partially offset by a reduction in the size of the Company’s spot tanker fleet. The Company’s realized Aframax and Suezmax rates in the third quarter of 2006 increased by 40% and 29%, respectively, compared to the third quarter of 2005.

On a net basis, fleet changes reduced the total number of revenue days in the Company’s spot tanker segment to 5,254 days for the third quarter of 2006 compared to 5,817 days for the third quarter of 2005. However, when compared to the second quarter of 2006, the number of spot revenue days increased in the third quarter of 2006 by 285 days as a result of the addition of three in-chartered vessels during the third quarter. Revenue days represent the total number of vessel calendar days less off-hire days associated with major repairs, drydockings or mandated surveys.

In September 2006, the Company ordered two additional newbuilding Suezmax tankers for a total delivered cost of approximately $170 million, scheduled for delivery in the third quarter of 2009. With this order, the Company currently has ten newbuilding Suezmax tankers on order for a total cost of approximately $780 million, scheduled to deliver during 2008 and 2009.

The Company’s spot tanker segment includes vessels operating on voyage and period out-charters with an initial term of less than three years. The following table highlights the operating performance of the Company’s spot tanker segment measured in net voyage revenues per revenue day, or time-charter equivalent (TCE), and includes the effect of forward freight agreements (FFAs) which are entered into as hedges against a portion of the Company’s exposure to spot market rates:

	Three Months Ended			Nine Months Ended
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Spot Tanker Segment
Very Large Crude Carrier Fleet
Revenue days	-	-	-	-	90
TCE per revenue day	-	-	-	-	$92,744

Suezmax Tanker Fleet
Revenue days	460	420	409	1,240	1,526
TCE per revenue day *	$31,776	$26,029	$24,606	$36,324	$36,428

Aframax Tanker Fleet
Revenue days	2,937	2,926	3,430	8,789	11,326
TCE per revenue day	$34,788	$29,191	$24,846	$36,097	$33,529

Large/Medium-Size Product Tanker Fleet
Revenue days	867	715	975	2,530	2,404
TCE per revenue day	$26,476	$26,173	$27,355	$28,959	$28,964

Small Product Tanker Fleet
Revenue days	990	908	1,003	2,794	2,948
TCE per revenue day	$14,543	$16,259	$12,088	$15,943	$14,513

*TCE results for the Suezmax tanker fleet include certain FFAs and fixed-rate contracts of affreightment that were entered into as hedges against several of the Company’s vessels. Excluding these amounts, TCEs on a revenue-day basis for the quarters ended September 30, 2006, June 30, 2006 and September 30, 2005 would have been $46,210, $33,864 and $27,727 per day, respectively. Excluding these amounts, TCEs on a revenue-day basis for the nine months ended September 30, 2006 and September 30, 2005 would have been $47,583 and $44,495 per day, respectively.

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Tanker Market Overview

During the third quarter of 2006, crude tanker freight rates strengthened counter-seasonally, reaching levels not experienced in three decades for this time of the year. An increase in oil imports by the United States, and continued firm volumes imported by China and India, were key factors behind the strength in tanker freight rates. The Prudhoe Bay, Alaska pipeline disruption in August 2006 led to an increase in long-haul crude shipments to the U.S. West Coast, which provided further support to crude tanker rates.

During the quarter, freight rates for product tankers also rose as refined product imports into the United States remained high, and China’s demand for distillates remained firm. In addition, ton-mile intensive refined product movements from Asia to the U.S. West Coast increased following the Prudhoe Bay pipeline disruption.

Global oil demand, an underlying driver of tanker demand, increased to 84.2 million barrels per day (mb/d) during the third quarter of 2006, an increase of 1.2 mb/d, or 1.4%, from the previous quarter, and 1.0 mb/d, or 1.2%, higher than the third quarter of 2005. The International Energy Agency’s (IEA) outlook remains firm with global oil demand in the fourth quarter of 2006 estimated to be 2.2 mb/d, or 2.6%, higher than the fourth quarter of 2005. For calendar year 2007, the IEA forecasts a further increase in oil demand of 1.4 mb/d to 86.0 mb/d, 1.7% higher than 2006.

Global oil supply, a direct driver of tanker demand, rose to a record high of 85.7 mb/d during the third quarter of 2006, which was 0.8 mb/d higher than the previous quarter and 1.3 mb/d, or 1.5%, higher than the third quarter of 2005. Much of the growth during the quarter originated from the non-OPEC regions such as the former Soviet Union, Latin America and Africa. Early in the fourth quarter, OPEC members announced a 1.2 mb/d cut back in oil production in response to easing oil prices. However, the IEA estimates that non-OPEC oil supply will increase by 0.9 mb/d during the fourth quarter of 2006, compared to the previous quarter, with growth expected to originate from the former Soviet Union, the North Sea, Africa, and Latin America.

The size of the world tanker fleet rose to 368.0 million deadweight tonnes (mdwt) as of September 30, 2006, up 4.3 mdwt, or 1.2%, from the end of the previous quarter. Deletions, including vessels converted for offshore projects and thus removed from the trading tanker fleet, aggregated 1.3 mdwt in the third quarter of 2006 compared to 1.1 mdwt in the previous quarter. Deliveries of tanker newbuildings during the third quarter of 2006 increased to 5.6 mdwt from 5.4 mdwt in the second quarter of 2006.

As of September 30, 2006, the world tanker orderbook stood at 123.4 mdwt, representing 33.5% of the world tanker fleet, compared to 110.4 mdwt, or 30.4%, as of June 30, 2006.

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Teekay Fleet

As at September 30, 2006, Teekay’s fleet (excluding vessels managed for third parties and Petrojarl’s FPSO units) consisted of 149 vessels, including chartered-in vessels and newbuildings on order.

The following table summarizes the Teekay fleet as at September 30, 2006:

	Number of Vessels (1)
	Owned Vessels	Chartered-in Vessels	Newbuildings on Order	Total
Spot Tanker Segment:
Suezmax Tankers	1	4	10	15
Aframax Tankers	21	13	-	34
Large / Medium-Size Product Tankers	4	6	4	14
Small Product Tankers	-	11	-	11
Total Spot Tanker Segment	26	34	14	74

Fixed-Rate Tanker Segment:
Shuttle Tankers (2)	26	12	-	38
Conventional Tankers (3)	15	2	2	19
Floating Storage & Offtake (FSO) Units (4)	4	-	-	4
LPG Carrier	1	-	-	1
Total Fixed-Rate Tanker Segment	46	14	2	62

Fixed-Rate LNG Segment (5)	4	-	9	13
Total	76	48	25	149

(1)	Excludes vessels managed on behalf of third parties.
(2)	Includes five shuttle tankers in which the Company’s ownership interest is 50%.
(3)	Includes eight Suezmax tankers owned by subsidiaries of Teekay LNG.
(4)	Includes one unit in which the Company’s ownership interest is 89%.
(5)
The four existing LNG vessels are owned by Teekay LNG. Teekay LNG has agreed to acquire Teekay’s 70% interest in five of the LNG newbuildings and Teekay’s 40% interest in four LNG newbuildings upon delivery of the vessels.

Liquidity and Capital Expenditures

As of September 30, 2006, the Company had total liquidity of $937.8 million, comprising $303.2 million in cash and cash equivalents and $634.6 million in undrawn medium-term revolving credit facilities.

As of September 30, 2006, the Company had remaining capital commitments relating to its portion of newbuildings and vessels on order as illustrated in the following table:

(in millions)	Remainder of 2006	2007	2008	2009	Total	Undrawn Related Debt Facilities
Fixed-Rate Tanker Segment	$45	$219	$59	-	$323	$67
Fixed-Rate LNG Segment	64	331	158	26	579	688
Spot Tanker Segment	55	128	261	226	670	678
Total	$164	$678	$478	$252	$1,572	$1,433

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Share Repurchase Program

Since August 2, 2006, the previous time the Company reported the status of its share repurchase program, the Company has repurchased 229,500 shares for a total cost of $10.2 million, resulting in $121.9 million remaining under the existing share repurchase authorization. Since the end of November 2004, when Teekay announced the authorization of its initial share repurchase program, the Company has repurchased a total of 19.4 million shares for a total cost of $811.9 million.

As at September 30, 2006, the Company had 73.1 million common shares issued and outstanding.

Teekay Offshore Partners L.P.

As previously announced, the Company’s Board of Directors has approved a plan to create a new publicly-traded master limited partnership, Teekay Offshore Partners L.P., that will focus on providing marine solutions to the growing offshore energy sector. Following the initial public offering, Teekay will own the partnership's general partner and a majority of the partnership's units. The Company expects to file publicly with the U.S. Securities and Exchange Commission a registration statement for the initial public offering of the common units of Teekay Offshore Partners L.P. during the fourth quarter of 2006.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of over 145 tankers, offices in 17 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Earnings Conference Call

The Company plans to host a conference call at 11:00 a.m. EST on Thursday, November 2, 2006, to discuss the Company’s results and the outlook for its business activities. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through the Company’s Web site at www.teekay.com. The Company plans to make available a recording of the conference call until midnight November 9, 2006 by dialing (719) 457-0820 or (888) 203-1112, access code 3356425, or via the Company’s Web site until December 4, 2006.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

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TEEKAY SHIPPING CORPORATION SUMMARY CONSOLIDATED STATEMENTS OF INCOME (in thousands of U.S. dollars, except share and per share data)

	Three Months Ended						Nine Months Ended
	September 30,		June 30,		September 30,		September 30,		September 30,
	2006		2006		2005		2006		2005
	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)

VOYAGE REVENUES		477,733		422,587		425,594		1,426,316		1,423,145

OPERATING EXPENSES
Voyage expenses		133,430		111,417		107,835		378,458		304,660
Vessel operating expenses		52,939		51,703		50,743		157,866		156,524
Time-charter hire expense		100,848		94,703		120,556		299,975		353,592
Depreciation and amortization		49,849		50,157		50,411		150,490		154,800
General and administrative (1)		39,822		41,456		40,455		121,538		114,332
Writedown / (gain) on sale of vessels and equipment		(7,138)		1,650		(6,576)		(6,095)		(124,323)
Restructuring charge		2,948		2,579		-		7,414		-
		372,698		353,665		363,424		1,109,646		959,585
Income from vessel operations		105,035		68,922		62,170		316,670		463,560
OTHER ITEMS
Interest expense		(40,572)		(36,729)		(29,599)		(114,059)		(100,615)
Interest income		14,262		13,585		8,254		39,948		24,910
Income tax recovery (expense)		4,985		(7,040)		2,005		(5,839)		11,877
Equity income (loss) from joint ventures		1,965		(851)		854		2,259		6,565
Foreign exchange gain (loss)		277		(21,804)		3,063		(32,991)		50,602
Other - net		(6,105)		4,310		(4,072)		(4,044)		(30,609)
		(25,188)		(48,529)		(19,495)		(114,726)		(37,270)
Net income		79,847		20,393		42,675		201,944		426,290
Earnings per common share - Basic - Diluted (2)	$ $	1.09 1.07	$ $	0.27 0.27	$ $	0.55 0.52	$ $	2.76 2.68	$ $	5.34 4.99
Weighted-average number of common shares outstanding - Basic - Diluted (2)		73,251,038 74,944,038		74,253,710 75,784,914		77,104,662 82,559,885		73,223,613 75,318,853		79,872,761 85,395,369

(1)  Effective January 1, 2006, Teekay has adopted SFAS 123(R), which requires all share-based payments to employees, including stock options, to be recognized in the income statement based on their fair values.   For the three and nine months ended September 30, 2006, general and administrative expense includes $2.3 million and $6.6 million, respectively, of stock option expense.  Prior to January 1, 2006, Teekay disclosed stock option expense on a pro forma basis in the notes to the financial statements, but did not recognize the expense in the income statement.

(2)  Reflects the effect of outstanding stock options, and the $143.75 million mandatory convertible preferred PEPS Units, computed using the treasury stock method. For the first quarter of 2006, the impact of the PEPS Units was limited to the period from January  1, 2006 to February 16, 2006, at which time the Company issued 6,534,300 shares of common stock following settlement of the purchase contracts associated with the PEPS Units.

TEEKAY SHIPPING CORPORATION SUMMARY CONSOLIDATED BALANCE SHEETS (in thousands of U.S. dollars)
	As at September 30,	As at December 31,
	2006	2005
	(unaudited)
ASSETS
Cash and cash equivalents	303,231	236,984
Other current assets	254,439	241,147
Restricted cash - current	161,056	152,286
Restricted cash - long-term	618,449	158,798
Vessels and equipment	3,164,223	3,248,122
Advances on newbuilding contracts	365,257	473,552
Investment in Petrojarl ASA	355,936	-
Other assets	467,648	360,034
Intangible assets	237,213	252,280
Goodwill	171,253	170,897
Total Assets	6,098,705	5,294,100
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	185,384	166,786
Current portion of long-term debt	202,104	298,054
Long-term debt	2,821,040	2,134,924
Other long-term liabilities	243,016	174,991
Minority interest	276,331	282,803
Stockholders’ equity	2,370,830	2,236,542
Total Liabilities and Stockholders’ Equity	6,098,705	5,294,100

TEEKAY SHIPPING CORPORATION SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of U.S. dollars)
	Nine Months Ended September 30,
	2006	2005
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	398,841	428,877

FINANCING ACTIVITIES
Net proceeds from long-term debt	977,688	1,702,431
Scheduled repayments of long-term debt	(21,691)	(63,994)
Prepayments of long-term debt	(259,375)	(1,981,349)
(Increase)/decrease in restricted cash	(433,184)	15,861
Repurchase of common stock	(212,330)	(369,047)
Net proceeds from the initial public offering of Teekay LNG	-	135,713
Settlement of interest rate swaps	-	(143,295)
Other	(48,212)	45,646
Net financing cash flow	2,896	(658,034)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(285,834)	(306,595)
Proceeds from sale of vessels and equipment	321,876	454,729
Investment in Petrojarl ASA	(347,173)	-
Other	(24,359)	(93,163)
Net investing cash flow	(335,490)	54,971

Increase (decrease) in cash and cash equivalents	66,247	(174,186)
Cash and cash equivalents, beginning of the period	236,984	427,037
Cash and cash equivalents, end of the period	303,231	252,851

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TEEKAY SHIPPING CORPORATION
APPENDIX A - SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share data)

Set forth below are some of the significant items of income and expense that affected the Company’s net income for the three and nine months ended September 30, 2006 and 2005, all of which items are typically excluded by securities analysts in their published estimates of the Company’s financial results:

	Three Months Ended		Nine Months Ended
	September 30, 2006		September 30, 2006
	(unaudited)		(unaudited)
	$	$ Per	$	$ Per
		Share		Share
Gain on sale of vessels (1)	3,968	0.05	5,075	0.07
Foreign currency exchange losses (2)	(935)	(0.01)	(25,129)	(0.33)
Deferred income tax recovery (expense) on unrealized foreign exchange losses (gains) (3)	5,156	0.07	(5,427)	(0.07)
Restructuring charge (4)	(2,948)	(0.04)	(7,414)	(0.10)
Interest expense related to the purchase of shares of Petrojarl ASA	(1,565)	(0.02)	(1,565)	(0.02)
Loss on swaptions (5)	(1,680)	(0.02)	(1,680)	(0.02)
Write down of vessels and equipment	-	-	(2,150)	(0.03)
Loss on bond repurchases (8.875% Notes due 2011)	-	-	(375)	(0.01)
Loss on expiry of options to construct LNG carriers (6)	-	-	(6,102)	(0.08)
Total	1,996	0.03	(44,767)	(0.59)

	Three Months Ended		Nine Months Ended
	September 30, 2005		September 30, 2005
	(unaudited)		(unaudited)
	$	$ Per	$	$ Per
		Share		Share
Gain on sale of vessels	8,619	0.10	136,567	1.60
Foreign currency translation gains (2)	2,763	0.03	45,238	0.52
Deferred income tax recovery on unrealized foreign exchange losses (3)	97	-	10,394	0.12
Write off of capitalized loan costs and loss on termination of interest rate swaps	-	-	(15,282)	(0.18)
Write down of vessels and equipment	(2,043)	(0.02)	(12,244)	(0.14)
Loss on bond repurchase (8.875% Notes due 2011)	(1,334)	(0.02)	(10,109)	(0.12)
Total	8,102	0.10	154,564	1.81

(1)  Excludes 49.5% minority interest owners' share of the gain on sale of one shuttle tanker.

(2)
Foreign currency exchange gains and losses (net of minority owners’ share) primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(3)	Portion of deferred income tax related to unrealized foreign exchange gains and losses.

(4)	Restructuring charge in 2006 relates primarily to the relocation of certain operational functions.

(5)  Unrealized mark-to-market loss on undesignated interest rate swap options.

(6)
During February and June 2006, options to order four newbuilding LNG carriers expired. Of the $12 million cost of these options, $6 million was forfeited and expensed in the first six months of 2006, and $6 million is to be applied against any LNG newbuildings which Teekay may order at these particular shipyards during 2006.

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TEEKAY SHIPPING CORPORATION
APPENDIX B - SUPPLEMENTAL INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended September 30, 2006
	(unaudited)
	Fixed-Rate Tanker Segment	Fixed-Rate LNG Segment	Spot Tanker Segment	Total
Net voyage revenues (1)	165,337	24,824	154,142	344,303
Vessel operating expenses	33,900	4,156	14,883	52,939
Time-charter hire expense	45,669	-	55,179	100,848
Depreciation and amortization	28,867	7,959	13,023	49,849
General and administrative	15,459	3,478	20,885	39,822
Gain on sale of vessels and equipment	(6,509)	-	(629)	(7,138)
Restructuring charge	-	-	2,948	2,948
Income from vessel operations	47,951	9,231	47,853	105,035

	Three Months Ended June 30, 2006
	(unaudited)
	Fixed-Rate Tanker Segment	Fixed-Rate LNG Segment	Spot Tanker Segment	Total
Net voyage revenues (1)	159,230	22,119	129,821	311,170
Vessel operating expenses	33,012	4,828	13,863	51,703
Time-charter hire expense	44,462	-	50,241	94,703
Depreciation and amortization	29,294	7,755	13,108	50,157
General and administrative	15,878	3,374	22,204	41,456
Writedown / (gain) on sale of vessels and equipment	1,950	-	(300)	1,650
Restructuring charge	-	-	2,579	2,579
Income from vessel operations	34,634	6,162	28,126	68,922

	Three Months Ended September 30, 2005
	(unaudited)
	Fixed-Rate Tanker Segment	Fixed-Rate LNG Segment	Spot Tanker Segment	Total
Net voyage revenues (1)	159,172	24,503	134,084	317,759
Vessel operating expenses	32,102	3,401	15,240	50,743
Time-charter hire expense	52,467	-	68,089	120,556
Depreciation and amortization	29,512	7,522	13,377	50,411
General and administrative	14,970	3,397	22,088	40,455
Writedown / (gain) on sale of vessels and equipment	2,111	-	(8,687)	(6,576)
Income from vessel operations	28,010	10,183	23,977	62,170

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TEEKAY SHIPPING CORPORATION APPENDIX B - SUPPLEMENTAL INFORMATION (in thousands of U.S. dollars)

	Nine Months Ended September 30, 2006
	(unaudited)
	Fixed-Rate Tanker Segment	Fixed-Rate LNG Segment	Spot Tanker Segment	Total
Net voyage revenues (1)	497,104	70,643	480,111	1,047,858
Vessel operating expenses	101,795	12,677	43,394	157,866
Time-charter hire expense	140,052	-	159,923	299,975
Depreciation and amortization	87,772	23,392	39,326	150,490
General and administrative	45,876	10,233	65,429	121,538
Writedown / (gain) on sale of vessels and equipment	(4,664)	-	(1,431)	(6,095)
Restructuring charge	-	-	7,414	7,414
Income from vessel operations	126,273	24,341	166,056	316,670

	Nine Months Ended September 30, 2005
	(unaudited)
	Fixed-Rate Tanker Segment	Fixed-Rate LNG Segment	Spot Tanker Segment	Total
Net voyage revenues (1)	488,905	73,496	556,084	1,118,485
Vessel operating expenses	95,845	11,564	49,115	156,524
Time-charter hire expense	147,007	-	206,585	353,592
Depreciation and amortization	90,306	22,567	41,927	154,800
General and administrative	41,010	9,599	63,723	114,332
Writedown / (gain) on sale of vessels and equipment	7,480	-	(131,803)	(124,323)
Income from vessel operations	107,257	29,766	326,537	463,560

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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 FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the Company’s future capital expenditure commitments and the financing requirements for such commitments; the proposed initial public offering of Teekay Offshore Partners L.P., and the timing of filing a registration statement relating to the initial public offering; and the timing of newbuilding deliveries and the commencement of charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; changes affecting the offshore tanker market; conditions in the United States capital markets, particularly those affecting valuations of master limited partnerships; shipyard production delays; the Company’s future capital expenditure requirements; the Company’s and Teekay LNG’s potential inability to raise financing to purchase additional vessels; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2005. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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